SCHEDULE 13G/A

Amendment No. 1
Archipelago Holdings Incorporated
Common Stock
Cusip #03957A104

Cusip #03957A104
Item 1:	Reporting Person: Fidelity Non Profit Management Foundation
Item 4:	Delaware
Item 5:	720,640
Item 6:	0
Item 7:	720,640
Item 8:	0
Item 9:	720,640
Item 11:	1.524%
Item 12:	    CO


	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	      FILED PURSUANT TO RULE 13d-1(c) or 13d-2(d)



Item 1(a).	Name of Issuer:

		Archipelago Holdings Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		100 South Wacker Drive
		Suite 1800
		Chicago, IL  60606


Item 2(a).	Name of Person Filing:

		Fidelity Non-Profit Management Foundation

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, F9A
		Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		03957A104


Item 3.	This statement is filed pursuant to Rule 13d-1(c) or 13d-2(d).

Item 4.	Ownership

 	   (a)  Amount Beneficially Owned:                  		720,640

	   (b)  Percent of Class:                                       1.524%

 	   (c)  Number of shares as to which such person has:

		  (i) sole power to vote or to direct the vote:         720,640

 		 (ii) shared power to vote or to direct the vote:       0

 		(iii) sole power to dispose or to direct the
		      disposition of:        				720,640

		 (iv) shared power to dispose or to direct the
		      disposition of:              			0



Item 5.	Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	        Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

		Not Applicable.

Item 9.	Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						February 14, 2006
						Date


						/s/ Jeffrey P. Resnik
						Signature
						Jeffrey P. Resnik
						Treasurer